Paris, January 13, 2006

     PFIZER TO PURCHASE SANOFI-AVENTIS RIGHTS TO EXUBERA® IN APPLICATION OF CHANGE OF CONTROL CLAUSES

Sanofi-aventis announced today the signature of an agreement to transfer its rights to Exubera®, an inhaled human insulin, to Pfizer. Aventis and Pfizer formed an Alliance in 1998 to jointly develop, manufacture and market an inhaled insulin, Exubera®. The contracts governing this Alliance contained change of control clauses which Pfizer chose to exercise following the acquisition of Aventis by Sanofi-Synthelabo.

Under the terms of the agreement signed today, sanofi-aventis will sell its share of the worldwide rights for the development, production and commercialization of Exubera® and its share of the Diabel joint-venture, a company based in Frankfurt, Germany, and owner of the production facility which manufactures the bulk insulin used in the production of Exubera®.

For the assets and rights transferred, sanofi-aventis will receive a payment of US$ 1.3 billion net of German local taxes. The completion of the transaction is subject to certain closing conditions, notably approval from the German anti-trust authorities, and is expected to occur in the first quarter of 2006.

About sanofi-aventis

Sanofi-aventis is the world’s third-largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular disease, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2004. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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